

January 29, 2008

Room 7010

Toyoaki Nakamura
Senior Vice President and Executive Officer
Hitachi, Ltd
6-6, Marunouchi 1-chome
Chiyoda-ku
Tokyo 100-8280, Japan

> **Re: Hitachi, Ltd.**
> **Form 20-F for Fiscal Year Ended March 31, 2007**
> **File No. 001-08320**

Dear Mr. Nakamura:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Business Overview

Government Regulations, page 17

1. In future filings, please describe the material effects of government regulations on your business, identifying the appropriate regulatory body. See Part I of Form 20-F, Item 4(B)(8).

Item 5. Operating and Financial Review and Prospects

A. Operating Results, page 22

Fiscal 2006 Compared with Fiscal 2005

2.   During 2006, business circumstances surrounding your company became
        increasingly challenging, which resulted in decreases in operating income and net
        income. Considering these challenges and the negative impact they had on your
        operations, we would expect an in-depth, comprehensive analysis and explanation
        of the significant fluctuations and changes in trends during 2006. Your MD&A
        disclosure does not appear to present this detailed level of information.   Please
        understand that these comments are not all inclusive. We believe MD&A should
        be a discussion and analysis of the company's business as seen through the eyes of
        those who manage the business. MD&A should not be a recitation of your
        financial statements in narrative form as this does not provide this important
        management perspective. We therefore have the following specific comments
        regarding your MD&A disclosure. Where we have asked for revised disclosure,
        please provide your revised disclosures supplementally.

        •   Your results of operations discusses factors that contributed to year over year
            changes in certain line items. However, your discussion of the factors is
            vague. For example, you disclose that operating income in your Information
            & Telecommunication Systems segment decreased 29% during 2006
            primarily due to a decline in the unit price of HDDs caused by price
            competition and an increase in development costs. You do not provide any
            further insight to readers regarding these factors. The decrease in operating
            income in this segment contributed significantly to the overall decrease in
            consolidated operating income and as such requires a more robust discussion
            to help readers fully understand each factor you identified, the quantitative
            impact that factor had on your segment operating income and what steps the
            company is taking to mitigate those negative factors.

        •   Similarly, we note limited discussion with regard to your 124% increase in
            operating income in the Electronic Devices segment and the 61% decrease in
            operating income in your Power & Industrial Systems segment. Your
            disclosure does not quantify the factors that led to the significant changes in
            operating income or explain in detail why Electronic Devices segment
            semiconductor sales and HDD-related manufacturing equipment sales
            increased so significantly. It does not explain why costs in your Power &
            Industrial Systems were so significant or the driving force behind the decrease
            in operating income in that segment. Please revise to fully explain and
            quantify all factors that contributed to the year over year changes in line items,

to the extent those changes are material and discuss whether or not any of
these factors are trends that you believe may impact future operations.

- We note your discussion on page 23 regarding the impact certain costs, such
  as raw materials, inefficient project management and repair costs, had on
  operating income in your Power & Industrial segment. Considering the nature
  and materiality of these factors, please expand your discussion to provide
  more background regarding how and why these costs escalated, how you are
  addressing these increased costs and whether or not the increase in these costs
  is a trend you expect to continue. Specifically, your disclosure should address
  the reasons for the inefficient project management and what the company is
  doing to fix these inefficiencies. With regard to your repair costs for the
  turbine damage, your response letter dated March 30, 2007, indicates you
  would revise your Form 20-F to disclose the amount of accrued repair costs.
  However, while we see disclosure of the fact that you recorded a provision for
  these costs, we do not see that you have quantified the amount of costs
  recorded. Please revise accordingly.

- In footnote 16 on page 125 you discuss losses on certain long-term contracts.
  However, we do not see detailed discussion of these contracts and losses in
  MD&A. Considering the impact ¥70,915 million of losses had on operations,
  we would expect your footnote 16 to discuss the segments that were impacted
  by these losses and your MD&A discussion to address the nature of these
  contracts and the circumstances and events surrounding the contract losses.
  Please expand your disclosures accordingly.

- We note your other deductions line item on your statements of operations,
  specifically losses on the disposal of property, significantly contributed to the
  net loss for 2006. Please revise MD&A to discuss the nature of these
  disposals, the segment impacted by the disposals and the significant impact
  the related losses had on your operations, net income and loss trends.
  Additionally disclose whether or not you anticipate additional disposals that
  would result in a similarly significant impact to operations.

- You recorded impairment losses for long-lived assets in each period presented
  and have also recorded impairment losses in the first six months of 2008,
  specifically impacting the High Functional Materials & Components, Digital
  Media & Consumer Products and Electronic Devices segments. Considering
  your history of impairment charges, please tell us how you determined that
  your goodwill is recoverable. Specifically tell us what segments the goodwill
  balances relate to and how you determined that the goodwill related to the
  above mentioned segments is recoverable.

- Your effective tax rate increased from 56% to 80% during 2006. However your MD&A discussion only briefly discusses the increase in your valuation allowance. Please revise disclosure in MD&A to discuss your effective tax rate and the factors that led to the increase the tax rate.

- Your disclosure on page 8, discusses your alliance with GE, in which you will transfer your nuclear power systems to the Japanese Company. Please revise your disclosures to more fully discuss and quantify the impact this transfer will have on operations and liquidity.

B. Liquidity and Capital Resources, page 29

3. With regard to your discussion of cash provided by operating activities, it appears your discussion does not address the impact of your "other" line item of ¥56,224. Please expand your disclosures to address the nature of this line item and the impact it had on liquidity. It appears it significantly contributed to the amount of cash provided by operating activities during 2006.

D. Trend Information, page 32

4. In future filings, please expand your discussion in this section to incorporate the information contemplated by Part I of Form 20-F, Item 5(D). For example, describe the factors and trends that have caused your net income to decrease despite an increase in revenues.

Item 15. Controls and Procedures, page 68

5. We note your disclosure that controls and procedures can provide only reasonable assurance regarding management's control objectives. It also does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are "effective." Please confirm to us, and revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective at the reasonable assurance level.

Note (3) Investments in Securities and Affiliated Companies, page 94

6. We note you have unrealized losses related to your investments in securities and affiliated companies during 2007 that have been in a continuous loss position for 12 months or longer. We also note your disclosure in Note 2(f) that provides a general understanding of how you evaluate these investments for impairment. As previously requested in our letter dated February 27, 2007, please expand your disclosures to provide the specific disclosures required by paragraph 21b of EITF 03-01. You indicated in your response letter dated March 30, 2007, that you would revise disclosure in future filings; however, we are unable to find this

disclosure in your Form 20-F for March 31, 2007.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may direct questions on accounting comments to Melissa N. Rocha, Staff Accountant, at (202) 551-3854, Jeanne Baker, Assistant Chief Accountant at (202) 551-3691 or me at (202) 551-3355. You may direct questions on other comments and disclosure issues to Jessica Kane, Attorney at (202) 551- 3235 or Brigitte P. Lippmann, Attorney at (202) 551-3713.

Sincerely,

Terence O'Brien
Branch Chief